

February 22, 2024

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 W. Randolph St.
Suite 200
Chicago, IL 60607

          Re: Mag Mile Capital, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed February 14, 2024
              File No. 333-274354

Dear Rushi Shah:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 4

1.   In response to prior comment 1, you state that "[t]hrough November 30, 2023, approximately 49% of our revenues of approximately $149,417 were derived from the financings we arranged for franchisees of these hotel brands [Hilton, Hyatt, Marriott, Four Season and Wyndham]." It is unclear whether the relationships with these customers are material to your company. If material, please disclose the aggregate dollar amount of revenue generated by each of your major costumers for the periods presented in your registration statement. Note that identifying customers based solely on name recognition is not appropriate.

Financial Statements
Condensed Balance Sheets, page F-10

2.   We note that you have included Prepaid Stock Compensation of $185,000 as of September 30, 2023. Please expand the notes to disclose the nature of this prepayment and the reason for recording a stock issuance as prepaid compensation. Please also address whether this prepayment is for stock issued for services that have not yet been received and the business purpose to issuing the stock prior to the receipt of services. Please expand the discussion in MD&A accordingly.

Note 6. Related Party Transactions, page F-17

3.   Disclose the nature of the transactions which resulted in the receivables of $416,750 due from Mag Mile Capital LLC and $65,800 due from companies related to the CEO. If applicable, disclose the receivable amounts that were paid in cash prior to the publication of your updated financial statements and the payment date. Explain to us your consideration of reporting these receivables as a deduction from stockholders' equity in the balance sheet, consistent with the guidance in SAB Topics 4:E and 4:G.

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Ernie Stern